United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

DINE BRANDS GLOBAL, INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 1, 2024

Dear fellow Dine Brands shareholders,

We write in reference to three items in Dine Brands’ proxy statement: our shareholder proposal regarding climate change, the election of certain directors, and a separate shareholder proposal regarding “gestation crates” in the company’s pork supply.

Proposal Four: Our shareholder proposal regarding climate change

When we submitted our shareholder proposal in October 2023, Dine Brands had never disclosed any material risks stemming from climate change. Thus, our proposal asked it to explain “the Board’s governance practices with respect to determining climate change policies and the company’s lack of climate change risk disclosures.”

In response, the Opposition Statement claims that in its most recent ESG Report, “the Corporation includes a ‘Materiality Matrix’…[and] climate change management, energy and greenhouse gas management, sustainable sourcing, sustainable packaging, and water management are all included therein.”

In reality, while those topics are indeed part of the Materiality Matrix, the Matrix is explicitly not about material risks faced by Dine; alongside the Matrix in the Company’s 2022 ESG Report (released in 2023) is a disclaimer in which the company plainly states, “The inclusion of a given topic and its ranking in this materiality assessment do not necessarily reflect potential for impact to our financial condition or indicate that such topic is material to investors in our securities.” [Emphasis added.]

Separately, the Opposition Statement also notes that Dine’s latest 10-K (from February 2024), finally does disclose material climate change risks. While we’re certainly glad to see that following the concerns raised by our shareholder proposal the Company has joined its peers in this regard, we believe that this new disclosure only serves to heighten the concerns raised by our proposal and the need for its adoption.

After all, that the Company now discloses material climate change risks would seem to (though doesn’t necessarily) indicate that it had already been facing such risks but failed to disclose them—and it shouldn’t have taken a shareholder proposal filing for Dine to finally produce this disclosure. In this regard, we believe the new disclosure makes adoption of the Proposal’s request for a report on the Board’s governance practices—and also an explanation as to its prior lack of disclosure—all the more important.

Beyond the disclosure issue, our proposal also asks Dine to establish measurable targets for mitigating its climate impact. On that point, we must note that this last March, shareholders of another restaurant chain (Jack in the Box) passed a proposal of ours that also sought measurable climate targets.

Meanwhile, Dine’s Opposition Statement says the company “does not believe that setting such targets are appropriate at this time” and then lists several of its environmental initiatives.

To be clear, by design, our proposal at Dine (like the one that passed at Jack in the Box) doesn’t prescribe what the company’s targets should be nor any timeline for meeting them; rather, it leaves those details to the Board’s and company’s discretion.

Thus, where the Opposition Statement says the company doesn’t believe setting “such targets” would be appropriate, what it’s really saying is that the company doesn’t believe setting any measurable targets is appropriate – a position that’s highly incongruous with the actions of restaurant industry peers (and companies across myriad other industries).

Looking ahead, we believe support for the proposal is clearly warranted, since the company has failed to offer a compelling argument against it. We therefore ask that you please vote FOR Proposal Four.

Director elections

For context, Glass Lewis says it may “recommend voting against responsible directors” where it finds climate disclosures “to be absent or significantly lacking.” And Institutional Shareholder Services (ISS) says it will “generally vote against” directors “in cases where ISS determines that the company is not taking the minimum steps needed to understand, assess, and mitigate risks related to climate change.”

With that in mind, we will vote AGAINST the election of Nominating & Corporate Governance Committee members Caroline Nahas, Richard Dahl (Chair), Michael Hyter, Larry Kay, and Lilian Tomovich.

One of their Committee’s responsibilities is to “oversee the Corporation’s actions on issues related to corporate social responsibility, sustainability, philanthropy, and other matters associated with the Corporation’s participation as a global corporate citizen.”

But especially in regard to one such critical risk area—climate change—we are deeply concerned about their oversight, since it was under their watch that the Company failed to disclose any material climate change risks (despite it now seeming to be the case that the Company had indeed been facing such risks).

Given their lack of oversight on this highly consequential issue, we must vote AGAINST the election of these directors.

Proposal Five: The shareholder proposal regarding group-housed pork

The Accountability Board is also heavily engaged on this particular topic, so feels compelled to weigh in.

For context, animal abuse poses risks that can jeopardize a company’s delivery of durable returns. In a now-infamous example, after the 2013 documentary Blackfish alleged abuse, SeaWorld’s share value fell 44%; by 2015, it had reported an 84% drop in second quarter net income compared to the previous year.

On the proposal’s specific topic, eleven states ban or restrict the practice (see CageFreeLaws.com)—regulatory developments that “heighten the business risks associated with the use of gestation crates,” according to a 2023 Institutional Shareholder Services report. And Glass Lewis has stated that “the use of gestation crates could place companies at a financial disadvantage from an operational perspective.”

What struck us first was that the opposition statement wrongly claims Proposal Five seeks a report.

It says, “The use of our resources in producing such a report is not in the best interest of stockholders as we do not believe that stockholders will gain any value from the report requested by the proponent…” [Emphasis added.] But the proposal doesn’t request any report whatsoever; it just requests targets for achieving a goal—which could easily be done via Dine’s existing webpage on the topic (i.e., without producing any new report).

From there, our examination continued onto the Statement’s more substantive aspects.

Most importantly, Dine’s Opposition Statement incorrectly paints the proposal’s request as pertaining to the fact that the company changed its animal welfare commitment from one about eliminating pig gestation crates to one about group housing. (In “group-housing,” pigs are most commonly in crates for part of each pregnancy and then moved to groups for the remainder, whereas eliminating crates would mean not using the crates at all.)

For example, the Opposition Statement claims the Proponent “continues to advocate for the elimination of gestation crates” and the line used to conclude the entire Statement asserts that “the Corporation has been transparent previously and in this statement regarding the reasons why it was unable to fulfill its original commitment to eliminate the use of gestation crates in its pork supply chain.”

But the proposal’s request is not about eliminating crates: it requests targets for using group-housed pork (which, as noted above, are not equivalent). Indeed, the proposal’s chief concern quite clearly isn’t that Dine changed its commitment from one aimed at eliminating crates to one about group housing, but rather that its new pledge “doesn’t commit to using any actual group-housed pork.” As the proposal says, Dine’s new commitment is to use “suppliers with some group housing somewhere in their supply chains—even if not for the pork Dine buys.”

The proposal likens that to “pledging to buy some product from some vendors that offer both conventional and sustainable packaging, without pledging to actually buy the more sustainable options.”

This fundamental point, while clear in the proposal, is muddled by Opposition Statement, where it appears to us that the Board attempts to skirt the fact that, unlike peers, it lacks measurable targets for using group-housed pork by instead falsely painting the proposal’s request as pertaining to the full elimination of crates.

Finally, as the proposal also notes, other restaurants are using actual group-housed pork. Indeed, for example:

COMPANY	COMMITMENT / PROGRESS
Yum! Brands	Publishing a group-housed pork commitment by September and will be publishing measurable targets in 2025 for that goal.
McDonald’s	Commitment to reach 100% group-housed pork by 2024; last reporting showed 91% compliance.
Wendy’s	Has already reached 100% group-housed pork.
Restaurant Brands International	Expects to reach 94% group-housed pork globally by the end of 2024.
Bloomin’ Brands	Has a target to reach 90% group-housed pork globally by 2029.
The Cheesecake Factory	At the end of 2022, approximately 80% of its pork was group-housed.
Starbucks	Has reached 75% of group-housed pork in the U.S. and Canada and anticipates 100% by the end of 2024.
Panera Bread	Has already achieved 100% group-housed pork.
Chipotle Mexican Grill	Has only used group-group housed pork for decades.
Jack in the Box	Has the following targets: 25% group-housed pork by the end of 2024; 50% by the end of 2025; and 100% “or substantially all” by 2026.
CKE (Carl’s Jr. & Hardee’s)	Has achieved 65% group-housed pork.
Noodles & Co.	Has used 100% group-housed pork since 2015.

Major retailers and other food companies have also announced measurable targets—including Sodexo, Compass Group, Aramark, Kroger, Costco, Target, Campbell Soup, Conagra, General Mills, Ahold Delhaize, and many more.

While we are not this proposal’s Proponent, we’ll nonetheless vote FOR it. Not just because we view the company’s Opposition Statement as significantly misleading, but because adoption of the proposal would help better align Dine Brands with its restaurant industry peers and emerging regulations regarding pig confinement—something we believe would protect it (and its shareholders) from the substantial risks associated with the use of gestation crates.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposals on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.